ITEM 77M: Mergers

                 Morgan Stanley Growth Fund

       On September 17, 2003, a Special Meeting of Shareholders of Morgan Stanley Tax-Managed Growth Fund (Tax-Managed) was held to consider and vote upon an Agreement and Plan of Reorganization (the Reorganization Agreement) between Tax-Managed and Morgan Stanley Growth Fund (Growth), pursuant to which substantially all of the assets of Tax-Managed would be combined with those of Growth and shareholders of Tax-Managed would become shareholders of Growth receiving shares of Growth with a value equal to the value of their holdings in Tax-Managed. On April 24, 2003 the Board of Trustees unanimously approved the Reorganization Agreement, and on September 17, 2003 the Reorganization Agreement was approved by the affirmative vote of a majority of the shares of Tax-Managed represented in person or by proxy and entitled to vote at the meeting.

     On October 3, 2003, the Reorganization Plan between Tax-
Managed and Growth was completed according to the terms set forth above and in the Reorganization Agreement.